SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K/A
                                   (Mark One)
            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year ended December 31, 1996

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                          Commission File number 0-3062


                      GUY F. ATKINSON COMPANY OF CALIFORNIA
             (Exact name of registrant as specified in its charter)

STATE OF DELAWARE                                                     94-1649018
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)


                 1001 Bayhill Drive, San Bruno, California 94066
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (415) 876-1000

           Securities Registered pursuant to Section 12(b) of the Act:
                                      None

           Securities registered pursuant to Section 12(g) of the Act:
                          COMMON STOCK, $0.01 par value
                                (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of January 31, 1997, the aggregate market value of the voting stock held by nonaffiliates of the registrant was $63,332,422 based on closing sale prices on the NASDAQ National Market System. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

The number of shares of common stock, $0.01 par value, outstanding as of January 31, 1997 was 8,987,467.

Items 10, 11, 12 and 13 of Part III incorporate information by reference from the definitive proxy statement for the Annual Meeting of Shareholders to be held on May 2, 1997.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A

                       AMENDMENT TO APPLICATION OR REPORT
                  Filed pursuant to Section 12, 13, or 15(d) of
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                      GUY F. ATKINSON COMPANY OF CALIFORNIA

                                 AMENDMENT NO. 1


The  undersigned   registrant  hereby  amends  the  following  items,  financial statements, exhibits or other portions of its 1996 Annual Report of Form 10-K as set forth in the pages attached hereto.

     1.       Amendment to Part IV, Item 14(a)3.

     2.       Amendment to Exhibit Index.

     3.       Exhibit 24.1 - Consent of Coopers & Lybrand.

     4. Exhibit 99.1 - Financial Statements of the Atkinson Retirement Stock and Investment Plan for the fiscal year ended December 31, 1996 required by Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                      GUY F. ATKINSON COMPANY OF CALIFORNIA



Date:  June 30, 1997                  By /s/
                                         J. J. Agresti, President and
                                         Chief Executive Officer

Part IV, Item 14(a)3. Exhibits of Guy F. Atkinson Company of California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 is amended to add the following.

                                     Part IV

Item 14.       Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) 3.         Exhibits

Exhibit
Number

24.1           Consent of Coopers & Lybrand

99.1 Financial statements of the Atkinson Retirement Stock and Investment Plan for the fiscal year ended December 31, 1996 required by Form 11-K.

The Exhibit Index of Guy F. Atkinson Company of California's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 is amended to add the following exhibits.

Exhibit
   No.                              Description

24.1           Consent of Coopers & Lybrand dated June 27, 1997.

99.1 Financial Statement of the Atkinson Retirement Stock and Investment Plan for the fiscal year ended December 31, 1996 required by Form 11-K.

                                  Exhibit 24.1





                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Guy F. Atkinson Company of California Form S-8 (Amended and Restated Atkinson Retirement Stock and Investment Plan, File No. 33-6296) of our report dated June 20, 1997, on our audits of the financial statements and supplemental schedules of the Atkinson Retirement Stock and Investment Plan as of December 31, 1996 and 1995, and for the year ended December 31, 1996, which report is included in this filing on Form 11-K.



                                       /s/
                                       Coopers  & Lybrand L.L.P.





San Francisco, California
June 27, 1997

                                  Exhibit 99.1



                      GUY F. ATKINSON COMPANY OF CALIFORNIA

                          ATKINSON RETIREMENT STOCK AND

                                 INVESTMENT PLAN


                              FINANCIAL STATEMENTS

                            FOR THE FISCAL YEAR ENDED

                                DECEMBER 31, 1996



The financial statements attached hereto contain the financial statements for the Atkinson Retirement Stock and Investment Plan required by form 11-K.

          ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN








                      FINANCIAL STATEMENTS

                as of December 31, 1996 and 1995
            and for the year ended December 31, 1996

                REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 Guy F. Atkinson Company of California:


We have audited the accompanying statements of net assets available for benefits of the Atkinson Retirement Stock and Investment Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standsrds. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Coopers & Lybrand L.L.P.
San Francisco, California
June 20, 1997

                  ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                 C O N T E N T S

                                                         Pages

Report of Independent Accountants                          2

Financial Statements:

   Statements of Net Assets Available for Benefits,
     December 31, 1996 and 1995                            3

   Statement of Changes in Net Assets Available
     for benefits for the year ended December 31, 1996     4

   Notes to Financial Statements                          5-15

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes as of December 31, 1996                     16

   Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1996                17-18

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 1996 and 1995
--------------------------------------------------------------------------------

ASSETS                                           1996             1995

Investments, at fair value                   $51,627,988      $44,527,242

Receivables:
     Employee contributions                       99,454          188,562

     Employer contributions                       54,305           94,360

     Accrued interest and dividends                    0          190,590

     Due from brokers                                  0        6,024,821
--------------------------------------------------------------------------------
Total assets                                  51,781,747       51,025,575
--------------------------------------------------------------------------------

LIABILITIES

Due to brokers                                         0            5,086
--------------------------------------------------------------------------------

Total liabilities                                      0            5,086
--------------------------------------------------------------------------------

Net assets available for benefits            $51,781,747      $51,020,489
================================================================================


The accompanying notes are an integral part of these financial
   statements                                                             Page 3

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 1996
--------------------------------------------------------------------------------

Addition to net assets attributed to:

  Contributions:
    Employee                                                    $1,886,483
    Employer                                                     1,115,815
--------------------------------------------------------------------------------
                                                                 3,002,298
--------------------------------------------------------------------------------

  Investment income:
    Dividend  and interest income                                3,418,818
    Net appreciation in fair value of investments in mutual        908,736
    Net appreciation in fair value of investments in common
     stock of employer                                           1,102,155
--------------------------------------------------------------------------------
                                                                 5,429,709
--------------------------------------------------------------------------------

Total additions                                                  8,432,007
--------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid to participants                                  7,610,364

  Administrative fees                                               60,385
--------------------------------------------------------------------------------

Total deductions                                                 7,670,749
--------------------------------------------------------------------------------

Net increase                                                       761,258

Net assets available for benefits:
   Beginning of year                                            51,020,489
--------------------------------------------------------------------------------

   End of year                                                 $51,781,747
================================================================================


The accompanying notes are an integral part of these financi              Page 4

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Atkinson Retirement Stock and Investment Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

On December 1, 1987, the Atkinson  Retirement  Investment  Plan (the  Investment
Plan) was merged into the Atkinson Retirement Stock Plan (the Stock Plan) and renamed the Atkinson Retirement Stock and Investment Plan. the Plan). The Plan is a defined contribution plan consisting of two components: the "Stock Plan," which is a continuation of the Atkinson Retirement Stock Plan; and the "Investment Plan" which is a continuation of the Atkinson Retirement Investment Plan. The purpose of the Plan is to provide participants with retirement benefits through a program of regular savings by participants and contributions by the Participating Company.

The term Participating Company means Guy F. Atkinson Company of California (the Company), any Subsidiary, and any partnership (including joint ventures) of which the Company or a Subsidiary is the managing partner, provided that such Subsidiary or such partnership is designated as a Participating Company by the Company and has accepted such designation by adopting the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPATION IN THE PLAN

Participation in the Plan is voluntary. Any person who is employed by a Participating Company on a salaried basis and certain non-union hourly employees are eligible to participate in the Plan following the completion of one year of service.

CONTRIBUTIONS

In 1995 each participant in the Stock Plan was required to make basic deferred contributions at a rate of 1%, 2%, or 3% of the participant's earnings. Earnings consist of salary, incentive compensation, certain bonuses and foreign service premiums.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE PLAN, CONTINUED

CONTRIBUTIONS, CONTINUED

In 1995 each participant in the Investment Plan was required to make basic deferred contributions at a rate of 2% of the participant's earnings. Each participant who contributed basic deferred contributions to the Investment Plan and who also contributed basic deferred contributions at the maximum rate of 3% of earnings to the Stock Plan could also contribute supplemental deferred contributions to the Investment Plan and to the Stock Plan at whole percentage rates of up to 5% of earnings. However, the total rate of a participant's supplemental deferred contributions to the Stock Plan and to the Investment Plan may not exceed 5% of earnings.

Effective January 1, 1996 the Plan was amended to allow each participant in the Plan to contribute between 1% and 10% of the participant's earnings, which may be allocated in any whole percentage between the Stock Plan the Investment Plan. Contributions are subject to certain limitations.

For each Plan year, the Participating Company is required to make Stock and Investment Plan contributions out of current or accumulated profits in an amount matching up to 5% of employee contributions to the Plan for the year.

TRUSTEE AND INVESTMENT OF TRUST FUNDS

In 1995, the Trustee of the Plan was Bank of California, N. A., under which such bank acted as Trustee of a trust fund (the Trust Fund) consisting of all contributions by the Participating Company and the participants in the Plan.

Effective January 1, 1996, the Company entered into a new trust agreement subject to which Fidelity Institutional Retirement Services Company (the Trustee), acts as Trustee of the Trust Fund. The Trust Fund consists of two parts: the "Stock Plan Trust" and the "Investment Plan Trust." The Stock Plan Trust is a joint trustee between Fidelity and Wells Fargo Bank. The Stock Plan Trust is invested by the Trustee primarily in the stock of Guy F. Atkinson Company of California acquired through brokers at fair market value. The Trustee is also authorized, at its sole discretion, to invest assets of the Stock Plan Trust in United States government obligations, bank savings accounts or certificates of deposit, treasury bills and similar investments.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE PLAN, CONTINUED

INVESTMENT OPTIONS

A participant may direct the investment of employee contributions and Company contributions allocated to the participant under the Investment Plan and the Stock Plan between any or all of the investment options available, as identified by the Trustee. A participant may move money among the Plan's investment options any business day. A participant may also change how any future contributions are invested.

In 1995, investment options maintained within the Investment Plan included the "Diversified Investment Fund," the "Fixed Income Fund," and the "Money Market Fund."

Effective January 1, 1996, pursuant to the new trustee arrangement, the Trustee maintains six investment funds within the Investment Plan: the "Fidelity Retirement Money Market Portfolio," the "Fidelity Intermediate Bond Fund," the "Fidelity Puritan Fund," the "Fidelity Growth & Income Portfolio," the "Fidelity Magellan Fund," and the "Templeton Foreign Fund." The Fidelity Retirement Money Market Portfolio is invested in short-term money market securities of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit. The Fidelity Intermediate Bond Fund invests in all types of U.S. and foreign bonds including corporate or U.S.
government issues. The Fidelity Puritan Fund invests in a wide variety securities of U.S. and foreign issuers. Its selection of investments can include all types of bonds of any quality as well as common and preferred stocks. The Fidelity Growth & Income Portfolio is invested primarily in U.S. and foreign stocks. It may also invest in bonds. The Fidelity Magellan Fund invests primarily in common stocks of small, medium and large companies. The fund can also invest in any industry, whether domestic or foreign, in in stocks or bonds, and with latitude as to any quality level. The Templeton Foreign Fund invests primarily in common stocks, and it can purchase securities in any foreign country, developed or developing.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE PLAN, CONTINUED

VESTING AND PAYMENT OF BENEFITS

Participants' interest in their contributions and earnings of the Trust Fund attributable thereto are fully vested and not subject to forfeiture. To the extent that a participant's interest in the Plan is attributable to contributions by the Participating Company, such interest will vest fully when the participant retires under the Plan, becomes disabled or dies. When a participant's employment terminates before retiring, becomes disabled or dies, the interest in the Company Contribution account vests in increasing percentages over a 36 to 84 month period of service after after which time the interest is fully vested. Upon withdrawal from the Plan, the participant's vested account balance is distributed as a lump-sum payment.

FORFEITED ACCOUNTS

Any unvested interest of a participant who has ceased participation in the Plan, and who has incurred a "One Year Break in Service," as defined in the Plan, is considered fprfeoted and reverts to the Company. Balances of participant accounts forfeited during the years ended December 31, 1996 and 1995 were $0 and $104,483, respectively.

PARTICIPANT NOTES RECEIVABLE

Effective March 1, 1996, the Plan was amended to provide for participant loans. Participant's may borrow from their fund accounts a minimum of $1,000 and to a maximum amount equal to the lower of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a prime rate, established by the Company (6.25% at December 31, 1996) plus 2%. The principal and interest on the loan is repaid through after-tax payroll deductions.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

In accordance with the Employee Retirement Income Security Act of 1974 (ERISA) the financial statements of the Plan are prepared under the accrual basis of accounting and in conformity with generally accepted acounting principles.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a combination of short term investments, mutual funds and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably and that such changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

INVESTMENT VALUATION

Investments in mutual funds and common stock of Guy F. Atkinson Company of California are traded on a national securities exchange which are valued at the closing sales price on the last business day of the year.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on average cost.

Dividend income is recorded on the ex-dividend date. Interest income in recorded as earned on an accrual basis.

CONTRIBUTIONS

Contributions from the Participating Company are accrued in the period when earned.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

PAYMENTS OF BENEFITS

Benefits are recorded when paid.

PLAN EXPENSES

Trustee, audit, legal, and investment management fees are paid by the Plan All other expenses related to the operation and administration of the Plan are paid by the Company.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3: INVESTMENTS

Investments consist of the following at December 31, 1996 and 1995:

                                      Fair
1996:                                 Share Balance   Price   Market Value
--------------------------------------------------------------------------------

Investment in shares of mutual funds:
   Short Term Income Fund Retirement
     Plan                               562,105.000      1.00    $562,105

  Fidelity Retirement Money Market
    Fund                              1,882,363.000      1.00   1,882,363

  Fidelity Intermediate Bond Fund       284,830.431     10.08   2,871,091

  Fidelity Puritan Fund                 594,817.824     17.24  10,254,659

  Fidelity Growth & Income Portfolio    337,533.227     30.73  10,372,396
    Fund

  Fidelity Magellan Fund                105,784.251     80.65   8,531,500

  Templeton Foreign Fund                215,925.901     10.36   2,236,992

Common stock of Guy F. Atkinson
  Company of California               1,376,048.000     10.50  14,448,504

Participants notes receivable                                     468,378
--------------------------------------------------------------------------------

                                                              $51,627,988
================================================================================

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3: INVESTMENTS, CONTINUED

                                      Fair
1995:                                 Share Balance   Price   Market Value
--------------------------------------------------------------------------------

Short-term investment funds:
   Highmark US Treasury NR               17,141,423      1.00 $17,141,423
  Other short term investment funds         382,309      1.00     382,309
--------------------------------------------------------------------------------
                                                               17,523,732
--------------------------------------------------------------------------------

Common stocks:
   Guy F. Atkinson Company of Californ    1,642,377     10.00  16,423,770
   Other common stocks                      various   various   1,450,610
--------------------------------------------------------------------------------
                                                               17,874,380
--------------------------------------------------------------------------------

U.S. Government securities                  various   various   9,129,130
--------------------------------------------------------------------------------

                                                              $44,527,242
================================================================================


NOTE 4: CHANGES IN NET ASSETS AVAILABLE BY INVESTMENT TYPES

On January 1, 1996 the net assets available for benefits within the Diversified Investment Fund were transferred to the Puritan Fund, the Fixed Income Fund were transferred to the Imtermediate Bond Fund, and the Money Market Fund were transferred to the Retirement Money Market Fund.


ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------------------------
NOTE 4: CHANGES IN NET ASSETS AVAILABLE BY INVESTMENT TYPE, CONTINUED

The following respresents the net assets as of December 31, 1996 and the changes in net assets for the year then ended by investment fund:
                                                                     Investment Plan (participant directed)
                                                     -------------------------------------------------------------------
                                                     Templeton                           Growth &  IntermediatRetirement
                                           Stock      Foreign    Puritan    Magellan      Income      Bond       Money   Participant
                               Total        Plan       Fund        Fund       Fund         Fund       Fund      Market     Notes
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
  Contributions:
    Participants             $1,886,483    $153,925   $146,080    $352,175   $633,329     $452,037    $77,485    $71,452         0
    Participating Company     1,115,815     102,214     86,409     203,839    376,503      261,188     49,566     36,096         0
------------------------------------------------------------------------------------------------------------------------------------
                              3,002,298     256,139    232,489     556,014  1,009,832      713,225    127,051    107,548         0
------------------------------------------------------------------------------------------------------------------------------------
  Investment Income:
    Dividend and Interest
    Income                    3,418,818      25,020     96,398   1,028,349  1,502,185      454,851    191,828     99,987    20,200
    Net appreciation/
     (depreciation)on
     investments              2,010,891   1,102,155    135,318     828,548   (659,984)     708,105   (103,638)       387         0
------------------------------------------------------------------------------------------------------------------------------------
                              5,429,709   1,127,175    231,716   1,856,897    842,201    1,162,956     88,190    100,374    20,200
------------------------------------------------------------------------------------------------------------------------------------

Total additions               8,432,007   1,383,314    464,205   2,412,911  1,852,033    1,876,181    215,241    207,922    20,200
------------------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid to
   participants               7,610,364   2,404,591     14,875   3,214,408    108,351      357,560    201,808  1,284,810    23,961
  Administrative fees            60,385      26,703        895      16,962      4,820        4,585      3,506      2,914         0
------------------------------------------------------------------------------------------------------------------------------------

Total deductions              7,670,749   2,431,294     15,770   3,231,370    113,171      362,145    205,314  1,287,724    23,961
------------------------------------------------------------------------------------------------------------------------------------

Net increase(decrease) prior
 to interfund transfers         761,258  (1,047,980)   448,435    (818,459) 1,738,862    1,514,036      9,927 (1,079,802)   (3,761)
------------------------------------------------------------------------------------------------------------------------------------

Participants notes withdrawn          0      (8,564)         0    (171,237)   (47,811)    (234,199)   (33,459)   (38,562)  533,832
Loan repayments                       0       4,190      2,075       9,379     13,145       10,325        981      1,398   (41,493)
Interfund transfers                   0    (705,104) 1,799,211 (18,900,581) 6,875,967    9,125,066   (351,873) 2,177,514   (20,200)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)         761,258  (1,757,458) 2,249,721 (19,880,898) 8,580,163   10,415,228   (374,424) 1,060,548   468,378
Net assets available for
 benefits:
  Beginning of year          51,020,489  16,779,982          0  30,162,033          0            0  3,251,212    827,262         0
------------------------------------------------------------------------------------------------------------------------------------

  End of year               $51,781,747 $15,022,524 $2,249,721 $10,281,135 $8,580,163  $10,415,228 $2,876,788 $1,887,810  $468,378
====================================================================================================================================

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest.

NOTE 6: INCOME TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by letter dated September 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500 as of December 31:

                                                             1996           1995
--------------------------------------------------------------------------------

Net assets available for benefits per the
  financial statements                                $51,781,747    $51,020,489

Amounts allocated to withdrawing participants                   0          5,355
--------------------------------------------------------------------------------

Net assets available for benefits per the
    Form 5500                                         $51,781,747    $51,025,844
================================================================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ending December 31, 1996:

Benefits paid to participants per financial statements $7,610,364

Add: Amounts allocated to withdrawing participants at
   December 31, 1996                                            0

Less: Amounts allocated to withdrawing participants at
     December 31, 1995                                     (5,355)
--------------------------------------------------------------------------------

Benefits paid to participants per Form 5500            $7,605,009
================================================================================

ATKINSON RETIREMENT STOCK AND INVESTMENT PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT, as of December 31, 1996

                            (c) Description of investment
   (b) Identity of issue,   including maturity date, rate of
      borrower, lessor or   interest, collateral, par,            (e) Current
(a)   similar party         or maturity value            (d)Cost      Value
--------------------------------------------------------------------------------

*  Wells Fargo              Short term Income Fund
                               Retirement Plan
                               (562,105 shares)          $562,105     $562,105

*  Fidelity                 Money Market Retirement
                               Fund (1,882,363 shares)  1,882,363    1,882,363

*  Fidelity                 Intermediate Bond Fund
                               (284,830.431 shares)     2,940,170    2,871,091

*  Fidelity                 Puritan Fund (594,817.824
                               shares)                 10,143,961   10,254,659

*  Fidelity                 Magellan Fund (105,784.251
                               shares)                  8,929,954    8,531,500

*  Fidelity                 Growth & Income Fund
                               (337,533.227 shares)     9,710,633   10,372,396

   Templeton                Templeton Foreign Fund
                               (215,925.901 shares)     2,121,475    2,236,992

*  Guy F. Atkinson Company  Common stock
      of California            (1,376,048 shares; no
                                par value)             12,945,599   14,448,504

*  Atkinson Retirement Stock
      and Investment Plan   Participant notes             468,378      468,378
--------------------------------------------------------------------------------
                                                      $49,704,638  $51,627,988
================================================================================
* Represents party-in-interest to Plan


ATKINSON  RETIREMENT STOCK AND INVESTMENT PLAN
ITEM 27D - SCHEDULE OF REPORTABLE
TRANSACTIONS
as of December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             (h) Current
                                                                                    (f) Expense                Value of   (i) Net
                                                                                        Incurred   (g) Cost    Asset on       Gain
(a) Identity of                                    (c) Purchas (d) Selling (e) Lease    with           of      Transaction    or
 Party Involved          (b) Description of Assets     Price       Price       Rental   Transaction    Asset   Date           Loss
-----------------------------------------------------------------------------------------------------------------------------------

Individual Transactions:
  US Government          Highmark 100% US Treasury     -       $9,000,000        -           -     $9,000,000 $9,000,000     -
                         Highmark 100% US Treasury     -        5,818,000        -           -      5,818,000  5,818,000     -
                         Highmark 100% US Treasury     -        3,289,600        -           -      3,289,600  3,289,600     -
                         Highmark 100% US Treasury     -        5,888,973        -           -      5,888,973  5,888,973     -
Fidelity Institutional
  Retirement
  Services Co            Fidelity Puritan Fund
                          Purchases                $7,329,727      -             -           -      7,197,824  7,329,727  $131,903
Guy F. Atkinson Company
   of California         Common shares
                          Purchase                 16,423,770      -             -           -     16,423,770 16,423,770     -
                          Sale                         -       14,543,436        -           -     12,808,351 14,543,436 1,735,085
Combined transactions:
Templeton Group          Templeton Foreign Fund
   of Funds               83 Purchases              2,953,184      -             -           -      2,953,184  2,953,184     -
                          24 Sales                     -          851,510        -           -        853,736    851,510    (2,226)
Fidelity                 Fidelity Puritan Fund
  Institutional           113 Purchases            31,915,342      -             -           -     31,915,342 31,915,342     -
  Retirement              64 Sales                     -       22,378,867        -           -     21,792,229 22,378,867   586,638
  Services Co            Fidelity Magellan Fund
                          104 Purchases            12,063,173      -             -           -     12,063,173 12,063,173     -
                          66 Sales                     -        2,871,689        -           -      3,158,320  3,871,689  (286,631)
                         Fidelity Growth & Income Fund
                          147 Purchases            12,412,916      -             -           -     12,412,916 12,412,916     -
                          46  Sales                    -        2,748,625        -           -      2,688,765  2,748,625    59,860
                         Fidelity Intermediate Bond Fund
                          76 Purchases              5,505,094      -             -           -      5,505,094  5,505,094     -
                          42 Sales                     -        2,533,009        -           -      2,572,941  2,533,009   (39,932)


                                                                                                                             Page 17

ATKINSON  RETIREMENT STOCK AND INVESTMENT PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED
as of December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

COMBINED TRANSACTIONS, CONTINUED:

Fidelity                 Fidelity Retirement Money Market Fund
  Institutional           86  Purchases             4,844,895      -             -           -      4,844,895  4,844,895     -
  Retirement              56 Sales                     -        2,962,532        -           -      2,962,532  2,962,532     -
  Services Co

US Government            Highmark 100% US Treasury NR
                          20 Sales                     -       26,633,654        -           -     26,633,654 26,633,654     -

Guy F. Atkinson          Common shares
 Company of               212 Purchases            16,972,838                    -           -     16,972,838 16,972,838     -
 California               196 Sales                    -       19,444,252        -           -     17,224,854 19,444,252 2,219,398





























                                                                      Page 18